                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                           Westfield America, Inc.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                 959910 10 0
                                (CUSIP Number)

                                  Irv Hepner
                         c/o Westfield America, Inc.
                           11601 Wilshire Boulevard
                                  12th Floor
                            Los Angeles, CA 90025
                                (310) 445-2427
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                              December 22, 1997
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                      (Continued on the following pages)

CUSIP No. 959910 10 0               13D                      Page 2 of 12 Pages



------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Westfield Holdings Limited

------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]

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3     SEC USE ONLY

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4     SOURCE OF FUNDS
      WC, BK

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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                              [ ]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Australia
------------------------------------------------------------------------------

                  7     SOLE VOTING POWER
 NUMBER OF        ------------------------------------------------------------
   SHARES
BENEFICIALLY      8     SHARED VOTING POWER
  OWNED BY
    EACH                62,684,430
  REPORTING       ------------------------------------------------------------
   PERSON         9     SOLE DISPOSITIVE POWER
    WITH
                  ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        62,684,430
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      62,684,430

------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                [ ]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      76.8%

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14    TYPE OF REPORTING PERSON
      CO

------------------------------------------------------------------------------

CUSIP No. 959910 10 0                13D                      Page 3 of 12 Pages



------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Westfield Corporation, Inc.

------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                        (b) [ ]

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3     SEC USE ONLY

------------------------------------------------------------------------------

4     SOURCE OF FUNDS
      WC, BK

------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                           [ ]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
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                  7     SOLE VOTING POWER
 NUMBER OF
   SHARES               2,264,210
BENEFICIALLY      ------------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH                0
  REPORTING       ------------------------------------------------------------
   PERSON         9     SOLE DISPOSITIVE POWER
    WITH                2,264,210
                  ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        0

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,264,210

------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                             [ ]
------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.8%

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14    TYPE OF REPORTING PERSON
      CO

------------------------------------------------------------------------------

CUSIP No. 959910 10 0                13D                      Page 4 of 12 Pages



------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Westfield American Investments Pty. Limited

------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                        (b) [ ]

------------------------------------------------------------------------------

3     SEC USE ONLY

------------------------------------------------------------------------------

4     SOURCE OF FUNDS
      WC, BK

------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                          [ ]

------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Australia
------------------------------------------------------------------------------

                  7     SOLE VOTING POWER
 NUMBER OF
   SHARES               10,966,462
BENEFICIALLY      ------------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             0
   PERSON         ------------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        10,966,462
                  ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      10,996,462

------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                               [ ]
------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13.5%

------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON
      CO

------------------------------------------------------------------------------

CUSIP No. 959910 10 0                13D                      Page 5 of 12 Pages



------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Westfield America Management Limited

------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                        (b) [ ]

------------------------------------------------------------------------------

3     SEC USE ONLY

------------------------------------------------------------------------------

4     SOURCE OF FUNDS
      Other -- See Item 3 of Statement

------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                               [ ]

------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Australia
------------------------------------------------------------------------------

                  7     SOLE VOTING POWER
 NUMBER OF
   SHARES               0
BENEFICIALLY      ------------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             49,453,758
   PERSON         ------------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        0
                  ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        49,453,758
------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      49,453,758

------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                             [ ]
------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      60.6%

------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON
      CO

------------------------------------------------------------------------------

                                                              Page 6 of 12 Pages


                                 Amendment No. 1 to

                              Statement on Schedule 13D

            This Amendment No. 1 to Statement on Schedule 13D amends the Statement on Schedule 13D, filed with the Securities and Exchange Commission on May 19, 1997, relating to the beneficial ownership of the common stock, par value $.01 per share (the "Common Stock") of Westfield America, Inc. (the "Company"). This Amendment is being filed on behalf of the reporting persons (the "Reporting Persons") identified on the cover pages of this Amendment. This Amendment amends Items 2-7 of Schedule 13D.

Item 2.     Identity and Background.

            (a) The following person is no longer a director or executive officer of Westfield Corporation, Inc. ("WCI"):

                  Robert Bermingham

            The following person is a director or executive officer of WCI:

                  Irv Hepner

            (b) The business address for Mr. Hepner is 11601 Wilshire Boulevard, Los Angeles, CA 90025.

            (c)   Mr. Hepner is employed by WCI.

            (d) Mr. Hepner has not been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Mr. Hepner has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to any civil judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation in respect to such laws.

                                                              Page 7 of 12 Pages


            (f)   Mr. Hepner is a citizen of the U.S.

Item 3.     Source and Amount of Funds or Other Consideration.

            On December 22, 1997 WCI sold to Westfield American Investments Pty. Limited ("Pty") and Pty purchased from WCI 2,300,000 shares of Common Stock for a cash consideration of $39,100,000 which funds were provided by the existing capital.

Item 4.     Purpose of Transaction.

            The sale referenced in Item 3 of this Amendment was part of an internal restructuring of Westfield Holdings Limited, the parent of both WCI and Pty.

Item 5.     Interest in Securities of the Company.

            (a) Reference is made to rows (11) and (13) on the cover page for each Reporting Person. The ownership percentage of each Reporting Person has been changed to reflect the issuance by the Company of an additional 2,400,000 shares of Common Stock to third party purchasers in June 1997.

            As of December 22, 1997, WCI owned 2,264,210 shares of Common Stock, 2.8% of the 81,665,183 shares of Common Stock outstanding, and Pty owned 10,966,462 shares of Common Stock, 13.5% of the 81,665,183 shares of Common Stock outstanding.

            (b) Reference is made to rows (7) through (10) on the cover page of WCI and Pty.

            (c) On December 22, 1997 WCI sold to Pty and Pty purchased from WCI 2,300,000 shares of Common Stock for a cash consideration of $39,100,000 pursuant to Stock Purchase Agreement, dated December 18, 1997, between WCI and Pty (the "Stock Purchase Agreement").

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

            Pursuant to the Stock Purchase Agreement, on December 22, 1997 WCI sold to Pty and Pty purchased from WCI 2,300,000 shares of Common Stock for a cash consideration of $39,100,000.

                                                              Page 8 of 12 Pages


Item 7.     Materials to be Filed as Exhibits.

            Exhibit E         Stock Purchase Agreement

                                                              Page 9 of 12 Pages


                                      SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Dated:   January 12, 1998

                       Westfield American Investments Pty.
                                 Limited



                                 By: /s/ Peter S. Lowy
                                     -------------------------
                                     Name: Peter S. Lowy
                                     Title: Managing Director

                                                             Page 10 of 12 Pages


                                      SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Dated:   January 12, 1998

                           Westfield Holdings Limited



                                 By: /s/ Peter S. Lowy
                                    --------------------
                                     Peter S. Lowy
                                     Managing Director

                                                             Page 11 of 12 Pages


                                      SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Dated:   January  12, 1998

                      Westfield America Management Limited



                                 By: /s/ Peter S. Lowy
                                     --------------------
                                     Peter S. Lowy
                                     Managing Director

                                                   Page 12 of 12 Pages

                                      SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Dated:   January 12, 1998

                           Westfield Corporation, Inc.



                                 By: /s/ Peter S. Lowy
                                     --------------------
                                     Peter S. Lowy
                                     Vice President

                                EXHIBIT INDEX



            Exhibit E         Stock Purchase Agreement